EXHIBIT 99.3
VOTING AGREEMENT
     THIS AGREEMENT is made as of the 17th day of April, 2008.
BETWEEN:

,
(the “Shareholder”)
- and -
NEVORO PLATINUM INC.,
a corporation incorporated under the laws of British Columbia
(“Subco”)
- and -
NEVORO INC.,
a corporation incorporated under the laws of Canada
(“Parent”)
     WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Shares”) in the capital of Aurora Metals (BVI) Limited (the “Company”), a corporation existing under the laws of the British Virgin Islands, set forth on the Shareholder’s signature page attached to this Agreement;
     AND WHEREAS Parent, Subco, a wholly-owned subsidiary of Parent, and the Company have entered into an arrangement agreement (the “Arrangement Agreement”) concurrently with the entering into of this Agreement and propose to consummate an arrangement pursuant to which shareholders of the Company will receive one common share of Parent for each Share held immediately prior to the effective time all as set forth in the Arrangement Agreement and the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);
     AND WHEREAS the Shareholder acknowledges that (i) Parent and Subco would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder and (ii) it is a condition of Parent’s and Subco’s obligations under the Arrangement Agreement to consummate the Arrangement that this Agreement be in effect and not be terminated;

     NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE 1
INTERPRETATION
Section 1.1 Definitions
     All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.
     For the purposes of this Agreement “Subject Shares” means that number of Shares set forth on the Shareholder’s signature page attached to this Agreement, being all of the Shares owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Shares acquired by the Shareholder after the date hereof.
ARTICLE 2
COVENANTS OF THE SHAREHOLDER
Section 2.1 General
     The Shareholder hereby covenants and agrees in favour of Parent and Subco that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:
(a)	in any circumstance upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought or at any meeting of shareholders of the Company called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof, the Shareholder shall cause its Subject Shares to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares (i) in favour of the approval of the Arrangement and the Arrangement Agreement and each of the transactions contemplated by the Arrangement Agreement, and (ii) in favour of any other matter necessary for the consummation of the Arrangement.

(b)	at any meeting of shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Shares to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares against (i) any merger agreement or merger (other than the Arrangement Agreement and the Arrangement), consolidation, business combination, sale or transfer of a material amount of assets, amalgamation, plan of arrangement, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any Acquisition Proposal, (ii) any amendment of the Company’s articles or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Arrangement Agreement or any of the transactions contemplated by the Arrangement Agreement or change in any manner the voting rights of the Subject Shares or any other shares of the Company, (iii) any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement, in a Material Adverse Change or in a breach of a representation, warranty, covenant or agreement or other obligation of the Shareholder under this Agreement and (iv) any action, agreement, transaction or proposal that might reasonably be regarded as being directed towards or likely to prevent or delay the approval of the Arrangement Resolution or the successful completion of the transactions contemplated by the Arrangement Agreement and this Agreement;

(c)	the Shareholder shall not, directly or indirectly, through any officer, director, employee, representative, agent or otherwise:
(i)	solicit, assist, initiate, encourage or otherwise facilitate (including, without limitation, by way of furnishing non-public information, permitting any visit to any facilities or properties of the Company or any subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)	engage in or otherwise facilitate any discussions or negotiations regarding or provide any non-public information relating to the Company or any of its subsidiaries with respect to any Acquisition Proposal;

(iii)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal;

(iv)	withdraw support, or propose publicly to withdraw support, from the transactions contemplated by the Arrangement Agreement;

(v)	enter, or propose publicly to, enter into any agreement related to any Acquisition Proposal;
(d)	the Shareholder will immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Person (other than Parent and Subco) that it is, or its officers, directors, employees, representatives or agents are, engaged in with respect to any potential Acquisition Proposal, whether or not initiated by the Shareholder or any of its officers, directors, employees, representatives or agents;

(e)	promptly notify Parent by telephone, followed by notice in writing, of any Acquisition Proposal received by the Shareholder after the date hereof, or any request received by the Shareholder after the date hereof for non-public information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal received by the Shareholder and provide such details of the proposal, enquiry or contact as Parent may reasonably request, including the identity of the Person making such proposal, inquiry or contact;

(f)	the Shareholder agrees not to directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Shares to any Person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement;

(g)	the Shareholder shall not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement;

(h)	the Shareholder shall use its best efforts in its capacity as a holder of Subject Shares to assist the Company, Parent and Subco to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the matters listed in (i) to (iv) in Section 2.1(b); and

(i)	the Shareholder hereby waives any rights of appraisal or rights of dissent from the Arrangement or the transactions contemplated by the Arrangement Agreement that such Shareholder may have.
Section 2.2 Co-operation/Alternative Transaction
     If Parent concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than pursuant to the Arrangement Agreement (including, without limitation, a take-over bid) whereby Parent, Subco and/or its affiliates would effectively acquire all the Shares on economic terms and conditions having consequences to the Shareholder that are equivalent to or better than those contemplated by this Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as the Arrangement Agreement, including, in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Section 3.1 Representations and Warranties of the Shareholder
     The Shareholder hereby represents and warrants to and covenants with Parent and Subco as follows, and acknowledges that Parent and Subco are relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:
(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)	Ownership of Shares and Other Securities by the Shareholder. The Shareholder is the sole registered and/or beneficial owner of the Subject Shares. The Shareholder does not own or have any interest in any other securities of the Company. The Shareholder is and will be immediately prior to the Effective Date, the registered and/or beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.

(d)	No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:
(i)	result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles or by-laws of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Shares) may be bound,

(ii)	require on the part of the Shareholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)) or permit, authorization, consent or approval of, any Governmental Entity or any other Person, or

(iii)	subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or any of its properties or assets.
(e)	No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Authority against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)	No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares, or any interest therein or right thereto, except pursuant to this Agreement.

(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Shares as contemplated herein. None of the Subject Shares is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or any judgment, decree or order against the Shareholder that would adversely affect in any manner the ability of any such party to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of the Subject Shares.
ARTICLE 4
TERMINATION
Section 4.1 Automatic Termination
     Unless extended by mutual agreement of the Shareholder, Subco and Parent, this Agreement shall automatically terminate on June 30, 2008.

Section 4.2 Termination if Certain Changes
     The Shareholder may terminate this Agreement if the terms of the Arrangement are amended to reduce or alter the form of consideration per share in a manner that is adverse to the Shareholder. Parent will promptly provide written notice to the Shareholder upon the occurrence of such a reduction or alteration to the form of consideration per Share in a manner materially adverse to the Shareholder.
Section 4.3 Agreement to Terminate
     This Agreement may be terminated by a written instrument executed by each of Parent, Subco and the Shareholder.
Section 4.4 Effect of Termination
     If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination and the Shareholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect to the Subject Shares or, if applicable, to withdraw any deposited Subject Shares to any take-over bid.
ARTICLE 5
GENERAL
Section 5.1 Further Assurances
     Each of the Shareholder, Subco and Parent will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
Section 5.2 Disclosure
     Except as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, the Shareholder shall not make any public announcement or statement with respect to this Agreement without the approval of Parent, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with Parent prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable Laws.
Section 5.3 Time
     Time shall be of the essence of this Agreement.

Section 5.4 Governing Law
     This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and of Canada applicable therein (without regard to conflict of laws principles).
Section 5.5 Entire Agreement
     This Agreement, including any schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.
Section 5.6 Amendments
     This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.
Section 5.7 Severability
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.
Section 5.8 Assignment
     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that Parent and Subco may assign, delegate or otherwise transfer any of their rights, interests or obligations under this Agreement to an affiliate, without reducing their own obligations hereunder, without the consent of the Shareholder.
Section 5.9 Survival
     All representations, warranties and covenants contained in this Agreement on the part of each of the parties shall survive the Effective Date.

Section 5.10 Notices
     Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:
(a)	Parent and/or Subco, addressed as follows:
Nevoro Inc.
141 Adelaide Street West
Suite 420
Toronto, ON M5H 3L5
Canada
Attention: William V. Schara
Fax No.: (416) 363-7238
with a copy (which shall not constitute notice) to:
Stikeman Elliott LLP
5300 Commerce Court West
Toronto, ON M5L 1B9
Attention: Jay C. Kellerman
Fax No.: (416) 947-0866
(b)	the Shareholder, at the address set out on the execution page hereof, or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.
Section 5.11 Specific Performance and other Equitable Rights
     It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.12 Expenses
     Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.
Section 5.13 No Control
     Nothing contained in this Agreement shall give Parent or Subco the right to control or direct the Company or the Company’s operations.
Section 5.14 No Ownership Interest
     Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership and economic benefit of Subject Shares. All rights shall remain vested in and belong to the Shareholder and Parent shall have no authority to direct the vote on any matter or in any manner other than as specified, set forth herein.
Section 5.15 Counterparts
     This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEVORO INC.

By:
Name:
Title:

NEVORO PLATINUM INC.

By:

Name:
Title:

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:

Telephone:

Facsimile:

(Number of Common Shares Held)